Exhibit 99

Problems at LEE. Fixable with tweak to BOD and Management.

1. Paid subscriptions lag stalwart competitors. At LEE such is 45% of total revenue versus 69% and 85% (estimated) at The New York Times and International Herald Tribune, respectively, for example.

2. LEE has been slow to strip costs. Margins are deteriorating.

(FY SEP; $ Million)	2018	2019	2020	2021 YTD
EBITDA Margin	24.7%	24.2%	15.7%	15.1%
FCF Margin	9.4%	9.7%	6.8%	6.2%

The fact that it took so long to reform pension obligations is one example which speaks to the lethargy at LEE and need for a refreshed BOD.

3. The management and board of Gannett Co., Inc. and The New York Times Company enjoy robust digital media and advertising experience. Until 2020, the average age of the LEE BOD was 67.  LEE’s management and BOD may think they know what to do but there is a big difference between knowing what to do and doing it.

4. Thin disclosure.  Unlike many of its competitors, LEE does not adequately disclose metrics which allow owners to fully comprehend what they own -- metrics like customer acquisition costs, churn and retention, average revenue per subscriber, lifetime value of subscribers, and breakdown of expense items across segments.

5. Since 2011 no insider has ever purchased shares on the open market. Management and BOD do not eat what they bake. Even adding in free stock (a dilutive expense to owners) they still have little skin in the game.

Lee Enterprises Insider Ownership	% Out
Mary E Junck	2.9%
Herbert W Moloney	2.4%
Gregory P Schermer	2.4%
Kevin D Mowbray	1.6%
Brent M Magid	0.3%
Steven C Fletcher	0.1%
David T Pearson	0.1%

7. Current proxy access precludes petitioners who have previously sought change at the Company. What’s the use of proxy access for shareholders if only sycophants qualify? How does this help owners?

8. LEE lacks scale. Seven-cow dairy farms are not competitive. LEE needs to expand partnerships or more likely conduct an orderly auction process of the entire Company.  Some specific areas where LEE is lacking in scale include national news, connected TV, social media video marketing, sports media, and consumer reviews.

9. LEE has been about to sell $30 million of real estate for two years. Since such was announced LEE’s pro-forma revenue has shrunk by almost $200 million.

10. Since the June 2005 acquisition of Pulitzer, Inc., LEE’s stock price has declined 93% and it is flat since mid-July 2013. On August 26, 2021, Axel Springer announced its intention to acquire Politico for $1 billion or ~6 x 2020 sales.

(FY SEP, 2021E, $ Million)	LEE	BZFD	NYT
Sales	$823	$521	$2,033
% YoY	0.4%	24.0%	14.0%
EBITDA	118	57	206
% Margin	14%	11%	10%
Unique Visitors (million)	49	38	166
Market Capitalization	130	1,702	8,518

Market Cap / Unique Visitor	2.7	44.8	51.3
EV / Sales	0.7	2.9	3.7
EV / EBITDA	5.0	26.7	23.8
Market Cap / EBITDA	1.1	29.7	41.3

Questions for Lee Enterprises Inc.

1. If LEE wanted to march towards 75% of revenues coming from digital subscriptions, how would they do it? How long would it take?

2. Is this BOD capable of evaluating the accretion of each property and closing some, namely the ones which consume capital? Can they overcome foundation bias?

3. How does LEE re-align content in response to customer feedback? When was the last time the Company surveyed what its younger digital audience wants to see?

4. What percent of content is original journalism and premium content a year ago versus today?

5. How does LEE offer customer service – through a centralized service center or does this remain regional?

6. What loyalty programs and subscriber-only offerings does LEE consider?

7. LEE has $330m of Goodwill and $163m of other intangible assets. Can it provide projections and valuations to support these balances?

8. Can it provide data detailing digital subscriptions versus print? What is the Company’s plan for increasing subscription revenue as a percentage of total revenue over time?

9. Five-year quarterly history in chart format as follows:

a.	Breakdown of revenue and expenses by print/digital/other;

b.	Print advertising revenue and volume and rate;

c.	Online advertising with volume and rate history;

d.	Print circulation revenue with volume and rate;

e.	Digital subscription revenue with volume and rate; and

f.	Newsprint - tons used, rate per ton and waste.

10. Subscriber acquisition cost for digital? Lifetime value and churn for digital?

11. Breakdown of spending on R&D, Marketing and G&A on corporate and BHM/LEE level?

12. There is a working capital deficiency. Reason and how to address?

13. Discuss deploying capital to scale up digital via partnerships or acquisitions. Discuss areas of investment including National News Media, Connected TV, Social Media Video Marketing, Sports Media, and Consumer Reviews?

14. What newspapers’ recommendation engine does it use? Which engine does it partner with for e-commerce?

15. What is it doing to mitigate the Apple IDFA phase-out and Google cookie deprecation initiatives?